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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8 - 26089

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2013** (MM/DD/YY) AND ENDING **12/31/2013** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JonesTrading Institutional Services, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32133 Lindero Canyon Road, Suite 208
(No. and Street)

Westlake Village	CA	91361
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Hill — **(818) 991-5500**
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd, 5th Floor	Beverly Hills	CA	90210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Alan Hill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of JonesTrading Institutional Services, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SALLY J. VERES
Commission # 1896946
Notary Public - California
Los Angeles County
My Comm. Expires Jul 26, 2014

Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

Year Ended December 31, 2013

Contents

Rothstein Kass
Powered by Trust™

9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
310.273.2770
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To JonesTrading Institutional Services LLC and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of JonesTrading Institutional Services LLC and Subsidiaries (collectively, the "Company") as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of JonesTrading Institutional Services LLC and Subsidiaries as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Beverly Hills, California
February 26, 2014

JonesTrading Institutional Services LLC and Subsidiaries

Consolidated Statement of Financial Condition

December 31, 2013

Assets	
Cash (including approximately $488,000 on deposit with clearing brokers)	$ 3,382,321
Cash equivalents	28,366,264
	31,748,585
Commission and other receivables	11,333,677
Prepaid expenses	822,331
Leasehold improvements and equipment, net	2,178,651
Other assets	8,776,287
Total assets	$ 54,859,531
Liabilities and members' equity	
Trade accounts payable	$ 4,005,961
Accrued compensation payable	15,624,905
Accrued owners' distributions	2,122,224
Accrued profit-sharing	1,090,544
Accumulated rent obligation	405,422
Accrued income taxes	326,680
	23,575,736
Members' equity	45,712,232
Accumulated other comprehensive loss	(121,524)
Less: notes receivable due from members	(14,306,913)
Total members' equity	31,283,795
Total liabilities and members' equity	$ 54,859,531

See accompanying notes.

JonesTrading Institutional Services LLC and Subsidiaries

Notes to Consolidated Financial Statement

December 31, 2013

1. Organization

Nature of Business

JonesTrading Institutional Services LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. The Company is engaged in providing services as an institutional broker-dealer to its customers throughout the United States of America and Canada. The Company maintains its corporate office in Westlake Village, California, and branch offices in Northern California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. JonesTrading International Limited (JTL), the Company's wholly owned subsidiary, is located in London, England, and provides services throughout Europe. In September 2007, the Company also incorporated JonesTrading Canada, Inc. (JTC) in British Columbia, Canada.

From January 1, 1987 until January 1, 2004, the Company operated in an S corporation, Jones & Associates, Inc. (J&A). On January 1, 2004, J&A transferred all of its assets, liabilities, and operations to the Company, its wholly owned limited liability company, in exchange for 23,872,000 units, or 100%, of the outstanding units of the Company. At December 31, 2013, the Company's equity consists of units of the Company, of which there are 30,000,000 units authorized and 25,340,078 units outstanding. Approximately 93.2% of these units are owned by J&A. The remaining units are owned by current and former employees.

Under state law and the Company's operating agreement, members cannot be liable for more than their original capital contribution.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of its wholly owned subsidiaries and all significant intercompany transactions and accounts have been eliminated in consolidation for the financial statement presentation.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable. Actual results could differ from these estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents consist primarily of cash on deposit, money market accounts, and investment-grade commercial paper, all of which have original maturities of three months or less. Interest income on cash equivalents is recognized on an accrual basis. Cash equivalents are stated at cost plus accrued interest, which approximates market value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk, consist principally of cash equivalents. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company believes it is not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Riskless Transactions

Riskless transaction revenues are derived from matched transactions whereby the Company simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from riskless transactions represent the spread between the buy and sell price of the security. Riskless transaction revenues and related expenses are recognized on trade date basis.

2. Summary of Significant Accounting Policies (continued)

Soft Dollar Programs

The Company permits institutional customers to allocate a portion of their gross commissions to pay for research products and other services provided by third parties. The amounts allocated for those purposes are commonly referred to as soft-dollar arrangements. The Company accounts for the cost of independent research arrangements on an accrual basis. Commission revenue is recorded when earned on a trade-date basis. An accrued soft-dollar research payable of $2,259,652 is classified as trade accounts payable in the consolidated statement of financial condition. The funds do not represent "customer funds" of the relevant customers or "funds carried for the account of" the relevant customers as defined in Rule 15c3-3 of the Securities Exchange Act.

Commission Receivables

Commission receivables consist of amounts due to the Company from clearing agents. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Other Receivables

Other receivables consist primarily of amounts due to the Company in relation to options transactions that are billed at month-end. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and accordingly no allowance for doubtful accounts has been provided.

Leasehold Improvements and Equipment

Leasehold improvements and equipment are recorded at cost. Depreciation is computed using the straight-line method based upon the estimated useful lives of the various classes of assets, furniture and equipment (seven years), data processing equipment (five years), and leasehold improvements (over the lease term). The Company also capitalizes qualified expenses related to software and project development. In the current year, no such assets are included in the data processing equipment class. Total depreciation expense in 2013 was $743,464.

2. Summary of Significant Accounting Policies (continued)

Leasehold Improvements and Equipment (continued)

The related cost and accumulated depreciation of assets retired or otherwise disposed of are removed from the accounts and the resultant gain or loss is reflected in earnings. In 2013, the Company disposed of assets with the loss on such assets totaling $3,415. Maintenance and repairs are expensed currently; major renewals and betterments are capitalized.

A summary of the Company's property and equipment as of December 31, 2013, is as follows:

Furniture and fixtures	$4,389,945
Data processing equipment	3,759,430
Leasehold improvements	4,841,851
	12,991,226
Less: accumulated depreciation	10,812,575
Leasehold improvements and equipment, net	$2,178,651

Income Taxes

The Company is a flow-through entity for federal tax and state purposes and provides its unit holders with federal and state K-1 statements annually. Accordingly, no provision has been made for U.S. federal income taxes in the accompanying consolidated financial statements. The Company files state returns in the following states: California, Illinois, Colorado, Connecticut, Florida, Georgia, Massachusetts, New Hampshire, New York, New Jersey, South Carolina, Hawaii, and Texas. Most of these states have an annual partnership filing requirement, and some impose an annual limited liability company fee. These amounts have been provided for in the provision for state income taxes in the accompanying consolidated financial statements. Total provision for state income taxes for the year ended December 31, 2013, was $499,103.

The Company's subsidiary JTC is incorporated as a private corporation and pays Canadian federal and provincial taxes. Total provision for income taxes for the year ended December 31, 2013, for JTC was $360,741.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

The Company recognizes the tax benefit of uncertain tax positions only when the position is "more likely than not" to be sustained assuming examination by a tax authority. Based on its evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements, nor has the Company been assessed interest or penalties by any major tax jurisdictions. The Company's evaluation was performed for all tax years ending December 31, 2013. Tax years 2010 through 2012 are subject to examination by state taxing authorities.

Financial Instruments

The carrying amount of receivables, accounts payable, and accrued liabilities included on the accompanying consolidated statement of financial condition approximates their fair value due to their short-term nature.

3. Net Capital Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), and has elected the basic method allowed by Rule 15c3-1. This requires the Company to maintain a net capital equal to the greater of $250,000 plus minimum capital requirements for all subsidiaries or 6.67% of the aggregate indebtedness. At December 31, 2013, the Company's net capital was $27,099,862, which was $25,528,146 in excess of this requirement.

4. Fully Disclosed Clearing Agreement

During 2013, the Company cleared all customer transactions through its fully disclosed agreements with Merrill Lynch Pierce Fenner Smith, a New York Stock Exchange member firm, and, therefore, the Company is exempt from Rule 15c3-3 of the Securities and Exchange Act of 1934. At December 31, 2013, the receivable for commissions for settled transactions was $8,601,866. JTC cleared all customer transactions through its fully disclosed agreement with Fidelity Clearing Canada ULC, a Toronto Stock Exchange member firm. At December 31, 2013, the receivable for commissions for settled transactions from Fidelity Clearing Canada ULC was $781,530.

5. Notes Receivable

At December 31, 2013, notes receivable amounted to $14,307,243, of which $2,959,657 represents loans from the Company to employees to purchase stock in J&A. Loans from the Company to employees to purchase stock in J&A are reported as a reduction of members' equity. The majority of the notes are full-recourse promissory notes bearing interest at approximately 2.4% and are collateralized by the stock purchased. Principal and interest are paid through owners' distributions of income on a monthly basis.

Interest income earned on these notes for the year ended December 31, 2013, was $69,835.

In 2013 the Company made two loans totaling $11,347,256 to J&A. A loan, totaling $10,450,000 was made on April 30, 2013 and a second loan of $897,256 was made on July 31, 2013. Both loans are due in full three years from the date of the loan, and bear interest at six month LIBOR plus 1%. Loans from the Company to J&A are reported as a reduction of members' equity.

6. Retirement and Deferred Compensation Plans

Retirement Plan

The Company provides a 401(k) deferred compensation retirement plan to both hourly and salaried employees. Any employee who has completed six months of service shall be eligible to participate. An eligible employee shall become a participant effective as of the first day of the month following the date that the employee met the eligibility requirements, as previously discussed.

The Company also makes profit-sharing contributions to the accounts of employees. For the year ended December 31, 2013, the Company contributed 4% of salaries for certain non-highly compensated employees to the plan and up to $30,600 to the account of certain highly compensated participants. The contribution rate is variable and is determined by the Company on an annual basis. The total contributions to both plans for the year ended December 31, 2013, were $1,070,544.

6. Retirement and Deferred Compensation Plans (continued)

Deferred Compensation Plan

On July 1, 2008, the Company implemented a deferred compensation plan (the Plan). The Plan is intended to provide certain employees the opportunity to defer compensation on a pretax basis. Participants have the ability to allocate their deferrals among a number of investment options and may receive their benefits at termination, retirement, or "in service" either in a lump sum or in quarterly installments over 5, 10, or 15 years. The Company's contributions into this Plan are discretionary and may be granted to key employees annually based on the employee's performance. Participants generally vest in Company contributions over a three-to-four-year period. The deferred compensation liability for the year ended December 31, 2013, was $10,653,118 and is included in accrued compensation payable.

There were no employer contributions for the year ended December 31, 2013.

Company-Owned Life Insurance (COLI) Policies

The Company purchased COLI contracts insuring employees eligible to participate in the deferred compensation plan. The gross cash surrender value of these contracts was $8,696,131 and is included in other assets in the accompanying consolidated statement of financial condition as of December 31, 2013. There were no outstanding policy loans as of December 31, 2013. Management intends to use the future death benefits from these insurance contracts to fund the deferred compensation agreements; however, there may not be a direct correlation between the timing of the future cash receipts and disbursements under these arrangements.

7. Leases

The Company leases office space and equipment under non-cancelable operating lease agreements which expire on various dates through 2020. At December 31, 2013, the future minimum obligations under these agreements were as follows:

7. Leases (continued)

Year ended December 31:	
2014	$1,646,344
2015	1,246,410
2016	741,578
2017	434,984
Thereafter	1,084,459
Total	$5,153,775

Certain leases contain renewal options and escalation clauses, the latter of which are factored into future minimum lease commitments. Rent expense for the year ended December 31, 2013, was $1,945,620.

8. Advertising

For the year ended December 31, 2013, advertising costs were $348,387. The Company expenses advertising costs as incurred. Expense in the current year included mainly trade magazine advertising and promotional items that are not considered direct response with potential future economic benefit and, therefore, do not require capitalization.

9. Members' Equity

On March 31, 2007, the Company received a $50,000,000 investment from Freidman, Fleischer and Lowe (FFL). The Company repurchased one-third of the units issued in 2012 and J&A purchased the remaining two-thirds of the units on April 30, 2013. FFL is no longer a unitholder of the Company.

9. Members' Equity (continued)

On March 31, 2007, the Company amended its Operating Agreement to authorize 1,500,000 Profits Participating Units (PPUs), which permit the holder to participate in all future profits of the Company above the value of the Company on the date of grant. PPUs have no value on the date they are granted. The Company records the share of the Company's profits earned by the PPUs as compensation expense. In 2013, the Company had no net issuances of PPUs. As of December 31, 2013, the Company had 1,487,500 PPUs outstanding. The compensation expense recorded for the year ended December 31, 2013, related to the PPUs was $1,442,736. Compensation cost is measured as the distributions are paid to employees with PPUs. If an employee terminates his or her employment with the Company, the PPUs are repurchased at the PPU capital balance. The total capital balance of all PPUs at December 31, 2013, was $0. The carrying value of the PPUs approximates the fair value.

10. Off-Balance-Sheet Risk and Concentrations of Credit Risk

In the normal course of business, the Company enters into various equity transactions as the agent. The execution and settlement of these transactions can result in off-balance-sheet risk or concentrations of credit risk.

The Company records client securities transactions on a settlement-date basis. The Company is exposed to off-balance-sheet risk of loss on unsettled transactions in the event clients and other counterparties are unable to fulfill contractual obligations. All trades outstanding at December 31, 2013, settled in a timely manner, resulting in no exposure to unsettled transactions as of December 31, 2013.

11. Subsequent Events

The Company evaluates subsequent events until the date the financial statements are issued. Through this date, no material subsequent events have occurred.